November 4, 2025

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs/Mesdames:

Re: EMX Royalty Corporation (the "Company")

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the special meeting of securityholders of the Company held on November 4, 2025 (the "Meeting"), and in accordance with Section 11.3 of NI 51-102, the Company advises of the following voting results obtained at the Meeting:

The securityholders of the Company present in person or represented by proxy at the Meeting passed a special resolution (the "Arrangement Resolution") to approve a plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Company, Elemental Altus Royalties Corp. and 1554829 B.C. Ltd. pursuant to an arrangement agreement dated September 4, 2025, among the parties.

The shareholders of the Company present in person or represented by proxy and entitled to vote at the Meeting voted by way of ballot on the Arrangement Resolution as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
50,331,956	98.83%	595,991	1.17%

The shareholders and optionholders of the Company, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting voted on the Arrangement Resolution as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
56,325,456	98.95%	595,991	1.05%

The shareholders of the Company present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by such shareholders that were required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, voted on the Arrangement Resolution as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
43,852,930	98.66%	595,991	1.34%

Yours sincerely,

EMX Royalty Corporation

By:  /s/ Michael Winn

Michael Winn

Executive Chairman and Director